EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.37 for the year ended December 31, 2004 were calculated by dividing net income of $1.1 million for the period January 1, 2004 to December 31, 2004 by the weighted-average number of common shares outstanding of 2,965,289.